September 23, 2025

Joan Bottarini
Chief Financial Officer
Hyatt Hotels Corporation
150 North Riverside Plaza
8th Floor
Chicago, IL 60606

        Re: Hyatt Hotels Corporation
            Form 10-K for the year ended December 31, 2024
            Filed February 13, 2025
            Form 8-K
            Filed August 7, 2025
            File No. 001-34521
Dear Joan Bottarini:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction